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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hunt Corporation

(Name of Issuer)

Common Shares, Par $.01/Share

(Title of Class of Securities)

445636-10-3

(CUSIP Number)

Richard J. Bove Esq, 1828 Spruce Street, Philadelphia, PA 19103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 445636-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Katherine B. Stenson-Lunt ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 81,975 8. Shared Voting Power 473,149 9. Sole Dispositive Power 81,975 10. Shared Dispositive Power 473,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,124

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/12/2002

Date
/s/ Richard J. Bove

Signature
Richard J. Bove Esq

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP NO.    445636-10-3

This filing is being made to provide information concerning signing of a Tender and Voting Agreement with Berwind Company and related subsidiaries, FAC Holding Corporation and subsidiary, FAC Acquisition Corporation.

Item 1.           Security and Issuer

This statement relates to the Common Shares, $.01 par value (Shares), of Hunt Corporation (the Company). The Company’s address is One Commerce Square, 2005 Market Street, Philadelphia, PA. 19103-7085.

Item 2.           Identity and Background

(a)    Name. Katherine B. Stenson-Lunt

(b)    Residence or Business Address.

The address of the reporting person is c/o Bove & Associates, 1828 Spruce Street, Suite 400, Philadelphia, PA. 19103-6603.

(c)    Present Principal Occupation or Employment.

Katherine B. Stenson-Lunt is a homemaker and voluteers at Independence House, a facility on Cape Cod providing services for the survivors of sexual assault and domestic violence.

(d)    Criminal Convictions. None

(e)    Civil Judgments. None

(f)     Citizenship USA

Item 3.           Source and Amount of Funds or Other Consideration.

Substantially all of the Shares directly and beneficially owned by the reporting person were acquired by gift or inheritance.

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CUSIP NO.    445636-10-3

Item 4.           Purpose of Transaction.

The transaction giving rise to this amendment to Schedule 13D involves a Tender by Berwind Company and related subsidiaries to acquire all of the outstanding Shares of the Company for $12.50. The reporting person entered into a Tender and Voting Agreement with Berwind Company and related subsidiaries, FAC Holding Corporation and subsidiary, FAC Acquisition Corporation as part of the Plan of Merger between the Company and Berwind.

Item 5.           Interest in Securities of Issuer.

Reporting person disclaims power to vote and dispose of Shares owned by her children in trust or custodial accounts controlled by her former husband, James H. Lunt, of 24,676 Shares.

Reporting person has a shared voting and dispositive power as the co-trustee of the 1971 Trust established by G. E. Bartol III for the benefit of his grandchildren, (the 1971 Trust) with the husband of M. Blair MacInnes, Gordon A. MacInnes, Jr.

Item 6.           Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

There are no such contracts, arrangements, etc. other than the governing trust instrument for the 1971 Trust which grants voting, dispository and other customary powers to the trustees.

Item 7.           Material to be Filed as Exhibits.

Tender and Voting Agreement

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